VIA EDGAR

August 26, 2011

Mr. Craig D. Wilson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Interactive Intelligence, Inc.
Form 8-K filed on January 28, 2011
Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Quarterly Period ended March 31, 2011
Filed May 9, 2011
File No. 000-27385

Dear Mr. Wilson:

On behalf of Interactive Intelligence Group, Inc., successor to Interactive Intelligence, Inc. (the “Company”), we enclose for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission (the “Commission”), this response to the  comments received from the staff (the “Staff”) of the Commission by letter dated August 12, 2011 relating to the Company’s Form 8-K filed on January 28, 2011 and Form 10-K for the fiscal year ended December 31, 2010 (the “Form 8-K” and the “Form 10-K”, respectively) and the Company’s Form 10-Q for the quarterly period ended March 31, 2011 (the “Form 10-Q”).

For the sake of convenience, we have reproduced each relevant comment below with our response thereto following each such comment. We have referenced the comments as numbered in the Commission’s comment letter and did not change the references to page numbers contained in your comments.

Form 8-K filed on January 28, 2011

1.
We believe the non-GAAP operating statement columnar format appearing in Exhibit 99.1 of your Form 8-K filed on January 28, 2011 conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K or Regulation G. Similar concerns apply to your non-GAAP operating statement columnar format appearing in Exhibit 99.1 of your Form 8-K filed on April 25, 2011.

Response:

We have considered the Staff’s recommendations and referenced releases and will present a GAAP to non-GAAP reconciliation statement which includes non-GAAP adjustments and non-GAAP subtotals in future press releases describing the Company's results of operations filed as Exhibit 99.1 to our Form 8-K filings. Attached to this letter as Exhibit A is an example of the updated GAAP to non-GAAP reconciliation statement.

Form 10-K for the Fiscal Year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Historical Results of Operations

Income Tax Expense, page 28

2.
Tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response:

In response to the above comment, we advise the Staff that we believe the effect of the foreign effective income tax rates on our overall effective income tax rates is not material to understanding our results of operations due to the fact that we use a cost plus basis for calculating taxes in these foreign countries. This cost plus basis limits the taxes paid in the foreign jurisdictions to a markup of the costs that we incur in those country and is not tied to the actual revenues generated.  Although 27% of our revenue as of December 31, 2010 was derived from countries other than the United States, foreign pre-tax earnings as of December 31, 2010, 2009 and 2008 totaled $1.2 million, $1.0 million and $645,000, respectively. For the years ended  December 31, 2010, 2009 and 2008, the recorded foreign tax expense and the related effect on the income tax rates were $232,000, or 1.0%, $59,000, or 0.4% and $153,000, or 2.0%, respectively.

In future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filings, we will include disclosure related to the impact foreign effective income tax rates have on our overall effective income tax rates. We will also continue to monitor the impact and, to the extent that it becomes material, will include a more in-depth disclosure about our foreign income tax rates and their effect on our overall effective income tax rates. The following is a sample of the disclosure we will include:

The impact of foreign effective income tax rates on our overall effective income tax rates is immaterial due to the fact that we use a cost plus basis for calculating taxes in most foreign tax jurisdictions in which we operate. As of December 31, 2010, 2009 and 2008, the recorded foreign tax expense and the related effect on the income tax rates were $232,000, or 1.0%, $59,000, or .4% and $153,000, or 2.0%, respectively. The impact of the foreign effective income tax rates could become material as we expand our operations in foreign countries and calculate foreign income taxes based on operating results in those countries.

In addition, we will disclose in future Annual Reports on Form 10-K filings the breakdown between domestic and foreign income before income taxes.

Liquidity and Capital Resources, page 29

3.
We note that your current disclosures are unclear as to whether a substantial amount of your earnings of foreign subsidiaries are indefinitely reinvested outside of the U.S. Tell us how you considered disclosing the amount of cash and cash equivalents and short-term investments that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

Our foreign bank accounts hold funds which are used to fund our foreign operations. Funds in excess of the amount needed to fund our foreign operations may be invested in cash equivalents or short-term investments. As of December 31, 2010 and December 31, 2009, we had cash and cash equivalent accounts with Euro balances of approximately $5.6 million and $14.6 million, respectively, British pound sterling balances of $207,000 and $289,000, respectively, and balances of seven other foreign currencies totaling $332,000 and $371,000, respectively. Currently, this disclosure is included under Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

The majority of cash held in foreign accounts is the property of the parent company and can be transferred into the U.S. with no tax consequences. Our foreign affiliates have $7.1 million in undistributed earnings as of December 31, 2010. If we were to repatriate all of the earnings to the parent company in the form of dividends, the incremental U.S. federal income tax net of applicable foreign tax credits would be $772,000.

In future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filings, we will include the foreign cash and cash equivalents and short-term investment (to the extent we make short-term investment purchases) account balance disclosure in the Liquidity and Capital Resources section. We will also include the tax effect of repatriating the funds held by our foreign affiliates to the parent company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk, page 30

4.
We note your various investments presented in Note 3 on page 41. Please tell us how you considered providing quantitative disclosures about interest rate risk related to these investments under one of the three alternatives contained in Item 305(a)(1) of Regulation S-K.

Response:

We invest cash balances in excess of operating requirements in securities that have maturities of three years or less and are diversified among security types. The carrying value of these securities approximates market value. These securities bear interest at fixed interest rates. Based on the weighted average maturities of the investments, if market interest rates were to increase by 100 basis points from the level at December 31, 2010, the fair value of our portfolio would decrease by approximately $115,000. We will include this expanded disclosure in our future Annual Report on Form 10-K filings.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 36

5.
We note you disclose on page 5, that, “some customers licensing [y]our CIC software also purchase certain hardware from us, such as servers and telephone handsets, and occasionally networking hardware, as part of the solution.” You further disclosure that certain appliances are developed as a combination of hardware and your software. We further note on page 37, that you recognize hardware sales when the hardware is delivered and all other revenue recognition criteria are met. Please tell us your considerations if these offerings that include hardware are deemed to be multiple element arrangements and your considerations of providing the related disclosure. Refer to FASB ASC 605-25.

Response:

We sell hardware manufactured by third parties, including HP, Polycom and AudioCodes, which are used as servers, telephone handsets and gateways and do not contain our software. These products provide customers a convenience as all of their needs can be purchased from one vendor.

We also sell certain appliances which use third party hardware but do contain our software, including Interaction Media Servers and Interaction Gateways. The appliances are a combination of hardware and software but can be sold on a standalone basis. These appliances provide certain functionality not available with other third party hardware, but are optional and not required for our CIC software to operate.

The first step in accounting for an arrangement that includes appliances (gateways and media servers) is determining whether the embedded software is more than incidental to the product as a whole. Our appliance offerings achieve their intended functionality only when used with our CIC software. Additionally, we provide support on software embedded within these products. As such, the appliances fall under the revenue recognition guidance of FASB ASC 985-605.

If any of the third party hardware items which are not software related are included in an arrangement, when applying FASB ASC 985-605-15-3, that hardware falls outside the scope of FASB ASC 985-605.

We identify if an arrangement includes multiple deliverables under FASB ASC 605-25. As our CIC software can function independently of the hardware, contracts with these items are reviewed to allocate the deliverables into separate units of accounting per FASB ASC 605-25. The units of accounting generally fall into two categories: software and non-software related products. FASB ASC 605-25 is used to allocate the fair value of each.

For example, if an order includes CIC software, an Interaction Media Server and hardware (such as a Polycom handset), and the Interaction Media Server and hardware was undelivered at the end of a reporting period, we defer revenue on the Interaction Media Server and hardware at the established vendor specific objective evidence (VSOE) amount.

Based on historical order patterns, this adjustment has been and is expected to continue to be immaterial to the financial statements as a whole. This is due to the fact that most orders are fulfilled by the end of the reporting period. In our future Annual Report on Form 10-K filings, we will include a more detailed disclosure that clarifies our multiple element arrangements.

Note 3. Investments, page 40

6.
We note that you provide a table of your financial assets as of December 31, 2010. Tell us how you considered providing a table of your financial assets for each balance sheet date. Refer to FASB ASC 820-10-50-2. Similar concerns apply to your Note 3 on page 6 of your Form 10-Q for the quarterly period ended March 31, 2011.

Response:

We have considered the Staff’s recommendations and referenced guidance and will expand future Annual Report on Form 10-K and Quarterly Report on Form 10-Q filings to include a table of our financial assets for each balance sheet date.

Note 10. Income Taxes, page 46

7.
We note your disclosure on page 47, that you file income tax returns in various foreign jurisdictions. We further note you disclose on page 47, that revenues derived from non-North American customers accounted for approximately 27% of your total revenues in 2010, 2009 and 2008. Please explain to us why you do not show any reconciling item related to foreign income tax expense in your expected income tax expense compared to actual income tax expense table on page 47.

Response:

In response to the above comment, we advise the Staff that in preparing our income tax footnote we considered the Commission’s income tax disclosure guidance. Consistent with the Commission's guidance, we consider both quantitative and qualitative disclosures and work to eliminate information that we believe is immaterial to an understanding of our income taxes. We determined that including a reconciling line item on the tax rate reconciliation table related to foreign income tax expense was not material to understanding our results of operations based on the amount of related taxes during the respective years. As of December 31, 2010, 2009 and 2008, the recorded foreign tax expense and the related effect on the income tax rates were $232,000, or 1%, $59,000, or 0.39% and $153,000, or 2%, respectively. We will continue to monitor these amounts and to the extent they become material, we will include a separate line item on our tax rate reconciliation table specific to foreign income tax expense.

Form 10-Q for the Quarterly Period ended March 31, 2011

Note 2. Summary of Certain Accounting Policies and Recent Accounting Pronouncements, page 5

8.
We note your disclosure of adoption of FASB ASU 2009-13 and FASB ASU 2009-14 as of January 1, 2011. In this regard we note that certain of your offerings are deemed to be multiple-deliverable revenue arrangements and hardware is included in certain of your offerings. Tell us and disclose, as applicable, the accounting policy impact of the adoption on each of your product and service offerings.

Response:

Commencing on January 1, 2011, we adopted FASB ASU 2009-13 which addresses the criteria for separating and allocating consideration in multiple element arrangements. To determine the appropriate separation and allocation treatment, we determine if the elements are either software or non-software related.

We provide the following offerings to our customers:

1.	Software

2.	Maintenance

3.	Education

4.	Professional Services

5.	Appliances (Interaction Media Servers and Interaction Gateways)

6.	Hardware (manufactured by third parties and containing none of our software)

7.	Communication as a Service (CaaS)- Cloud based delivery of software

Maintenance, Professional Services, and Education

A customer purchases maintenance, professional services, and education because they have purchased software. While these items are not considered essential to the functionality of the software, the software is considered essential to the functionality of the maintenance, professional service, and education because the services could not be performed without the purchase of the software. In addition, the customer’s decision to purchase these items is directly related to the purchase of the software. As such, the software is essential to the functionality of the maintenance, professional service, and education and these items are deemed to be software-related and subject to the revenue recognition guidelines set forth in FASB ASC 985-605.

Appliances (Interaction Media Servers and Interaction Gateways)

These appliances are sold with the company’s media server or gateway software installed on them. The software on the gateway and media servers is critical in the decision making process for the customer because it determines how the system is configured and the functionality it creates when paired with our CIC software for the customer. As such, we determined these products to be software related and subject to the revenue recognition guidelines set forth in FASB ASC 985-605.

 Hardware

FASB ASC paragraph 985-605-15-3 states that “if software is not essential to the functionality of the unrelated equipment, the hardware would not be considered software-related and would, therefore, be excluded from the scope of FASB ASC Subtopic 985-605.” We concluded that all hardware items function without the purchase of the software. As such, these items are not software-related and fall outside the scope of FASB ASC 985-605.

CaaS

We offer both on-premise and cloud delivery options. However, due to the nature of cloud delivery arrangements, we do not anticipate that cloud-based customers will purchase premise-based software. If this situation were to occur in the future, we would use the same method as with our other products to determine if the cloud delivery contract falls within the scope of FASB ASC 985-605 or FASB ASU 2009-13.

Application of FASB ASU 2009-13

We determined that the product offerings that require an adjustment to be in accordance with FASB ASU 2009-13 are contracts containing hardware sold with our software. Hardware and Software are presented in aggregate as “Product Revenues” on the face of the financial statements. Therefore, the change in the fair value allocation between hardware and software offerings would result in a change to the “Product Revenue” line item only when there is undelivered hardware at period end. Most orders are fulfilled by the end of the reporting period. As such, the adjustment under FASB ASU 2009-13 has been and is expected to continue to be immaterial to the financial statements as a whole. The remaining offerings, with the exception of CaaS, are software related and fall under the guidance of FASB ASC 985-605.

FASB ASU 2009-14 states “tangible products containing software and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the scope of SOP 97-2.” Based on this guidance, we do not believe that FASB ASU 2009-14 applies to our appliances as the appliances cannot properly function without our CIC software. These appliances are offered to provide different functionality to our customers but are not required with the purchase of our CIC or other software. We believe that our appliances should be accounted for under the guidelines of FASB ASC 985-605.

This disclosure was not previously included in our Quarterly Reports on Form 10-Q as the effects of adopting the related accounting guidance have been immaterial.

***

In connection with our response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please telephone the undersigned at (317) 715-8412 or our outside counsel, Jacalyn Bolles at (317) 569-4887.

Very truly yours,

/s/ Stephen R. Head
Stephen R. Head
Chief Financial Officer

Enclosures

cc:	Ryan Rohn

EXHIBIT A
Condensed Consolidated Statements of Income: GAAP to Non-GAAP
(in thousands, except per share amounts)
	2010					2011
(unaudited)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Total

GAAP revenue	$35,023	$38,811	$41,831	$50,650	$166,315	$47,730	$51,981	$99,711
Purchase accounting revenue adjustment: recurring revenue	7	1	-	80	88	59	39	98
Purchase accounting revenue adjustment: services revenue	2	1	1	-	4	31	17	48
Non-GAAP revenue	35,032	38,813	41,832	50,730	166,407	47,820	52,037	99,857

GAAP cost of revenues	10,412	11,705	12,981	15,632	50,730	15,225	16,159	31,384
Amortization of intangible asset: technology	(16)	(16)	(16)	(35)	(83)	(35)	(35)	(70)
Stock-based compensation expense: recurring	(31)	(60)	(68)	(68)	(227)	(105)	(103)	(208)
Stock-based compensation expense: services	(48)	(3)	(18)	(25)	(94)	(25)	(11)	(36)
Non-GAAP cost of revenues	10,317	11,626	12,879	15,504	50,326	15,060	16,010	31,070

GAAP gross profit	24,611	27,106	28,850	35,018	115,585	32,505	35,822	68,327
Gross profit adjustments	104	81	103	208	496	255	205	460
Non-GAAP gross profit	24,715	27,187	28,953	35,226	116,081	32,760	36,027	68,787

GAAP operating expenses	20,622	22,447	23,243	25,904	92,216	27,583	30,332	57,915
Amortization of intangible asset: customer relationship	(9)	(9)	(9)	(139)	(166)	(139)	(229)	(368)
Amortization of intangible asset: non-competition agreements	-	-	-	(45)	(45)	(45)	(45)	(90)
Acquisition costs	-	-	-	(89)	(89)	(201)	(131)	(332)
Stock-based compensation expense: sales and marketing	(324)	(318)	(332)	(256)	(1,230)	(392)	(433)	(825)
Stock-based compensation expense: research and development	(298)	(298)	(285)	(297)	(1,178)	(408)	(395)	(803)
Stock-based compensation expense: general and administrative	(311)	(285)	(326)	(328)	(1,250)	(388)	(333)	(721)
Non-GAAP operating expenses	19,680	21,537	22,291	24,750	88,258	26,010	28,766	54,776

GAAP operating income	3,989	4,659	5,607	9,114	23,369	4,922	5,490	10,412
Operating income adjustments	1,046	991	1,055	1,362	4,454	1,828	1,771	3,599
Non-GAAP operating income	5,035	5,650	6,662	10,476	27,823	6,750	7,261	14,011

GAAP / Non-GAAP total other income (expense)	(733)	(523)	457	(7)	(806)	(123)	348	225

GAAP income before income taxes	3,256	4,136	6,064	9,107	22,563	4,799	5,838	10,637
Income before income taxes adjustment	1,046	991	1,055	1,362	4,454	1,828	1,771	3,599
Non-GAAP income before income taxes	4,302	5,127	7,119	10,469	27,017	6,627	7,609	14,236

GAAP income tax expense	1,388	1,680	2,561	2,033	7,662	1,704	2,011	3,715
Non-cash taxes	1,241	1,547	2,410	1,978	7,176	549	727	1,276
Non-GAAP income tax expense	147	133	151	55	486	1,155	1,284	2,439

GAAP net income	1,868	2,456	3,503	7,074	14,901	3,095	3,827	6,922
Net income adjustments	2,287	2,538	3,465	3,340	11,630	2,377	2,498	4,875
Non-GAAP net income	$4,155	$4,994	$6,968	$10,414	$26,531	$5,472	$6,325	$11,797

Non-GAAP net income per share:
Basic	$0.24	$0.29	$0.40	$0.58	$1.51	$0.30	$0.34	$0.64
Diluted	$0.22	$0.27	$0.37	$0.54	$1.40	$0.28	$0.32	$0.59

Shares used to compute net income per share:
Basic	17,320	17,445	17,524	17,956	17,563	18,417	18,707	18,563
Diluted	18,708	18,772	18,695	19,302	18,894	19,780	19,933	19,860